February 28, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in our Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

This filing is to provide notice to the U.S. Securities and Exchange Commission (“SEC”) that BP Midstream Partners LP’s Annual Report on Form 10-K for the period ended December 31, 2018, which was filed with the SEC on February 28, 2019, contains information required to be disclosed by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the US Securities Exchange Act of 1934.

Respectfully submitted,

BP Midstream Partners LP

By:    BP Midstream Partners GP LLC,
its general partner

By:    /s/ Robert P. Zinsmeister
Name:    Robert P. Zinsmeister
Title:    Chief Executive Officer and Director